UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

82-                    .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY
CORPORATION

Date 11 April 2006	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

KCRC welcomes Government’s announcement

on way forward for rail merger

(11 April 2006, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today welcomed the Government’s announcement on the terms for the proposed rail merger of the KCR and the MTR systems.

KCRC Chairman, Mr Michael Tien, said: “We are pleased that the negotiations with regard to the rail merger have entered into a new phase now that the Government has made an announcement on the way forward. We welcome the decision and the balance struck on the interests of all concerned stakeholders including the travelling public, staff and shareholders.”

The merger of the MTR and KCR systems will bring benefits and convenience to the travelling public. The public will be able to benefit from fare reductions, an objective and transparent fare adjustment mechanism that would allow fares to go up or down, better integration of the railway networks and more customer friendly interchanges. There will also be seamless interchange arrangements for future railway extensions.

“Job security has been a major concern for our staff,” said Mr Tien. “Over the past two years, we have communicated with our staff and listened to their views about the possible merger. The post-merger corporation shall provide job security to all front line staff, as it relates to rail merger. As there will be more jobs available than the number of surplus job positions arising from merger synergies, this means good opportunities for staff after the merger.”

KCRC is fully committed to looking after the interests of all its staff going into the rail merger. On the date when the merger process is completed, all the staff serving in the two corporations will be employed by the post-merger corporation, retaining their respective prevailing employment terms and conditions. Eventually a single set of terms and conditions will be worked out, which will be based on a total package approach. The Corporation will conduct studies in conjunction with MTRCL in this respect.

Mr Tien emphasised that the Corporation would continue to communicate with its staff members on developments regarding the rail merger and make every effort to gain their understanding and trust through a consultation process.

The Corporation will work hand in hand with the MTRCL and the Government to develop an implementation plan to ensure a smooth integration.

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